UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SUMMER INFANT, INC.

‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾

(Name of Issuer)

Common Stock, $0.0001 par value

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(Title of Class of Securities)

865646103

‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾

(CUSIP Number)

Warren B. Kanders c/o Kanders & Company, Inc. One Landmark Square, 22nd Floor Stamford, Connecticut 06901
Copy to: Robert L. Lawrence, Esq. Kane Kessler, P.C. 1350 Avenue of the Americas, 26th Floor New York, New York 10019 (212) 541-6222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2012

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(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /

CUSIP No. 865646103	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Warren B. Kanders
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,020,062 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,020,062 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,020,062 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 865646103	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, $0.0001 par value per share (the “Common Stock”) of Summer Infant, Inc. (the “Issuer”), whose principal executive offices are located at 1275 Park East Drive, Woonsocket, Rhode Island 02895.

Item 2. Identity and Background.

(a), (b), (c) and (f). This Schedule 13D is filed by Warren B. Kanders (the “Reporting Person”), a citizen of the United States. The business address of the Reporting Person is c/o Kanders & Company, Inc., One Landmark Square, 22nd Floor, Stamford, CT 06901. The Reporting Person’s principal occupation is President of Kanders & Company, Inc., a private investment firm owned and controlled by the Reporting Person.

(d) and (e). During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The securities reported in this Schedule 13D as beneficially owned by the Reporting Person were acquired with funds of approximately $1,483,423.48 (including brokerage commissions). All such funds were provided from the personal funds of the Reporting Person.

Item 4. Purpose of Transaction.

This Schedule 13D is filed by the Reporting Person to report acquisitions of shares of the Common Stock as a result of which the Reporting Person may be deemed to be the beneficial owner (as such term is defined under Rule 13d-3 under the Exchange Act of 1934, as amended) of more than 5% of the outstanding shares of the Common Stock of the Issuer. The Reporting Person purchased the shares of Common Stock based on the his belief that the shares of Common Stock were undervalued as a result of management’s inability or unwillingness to improve the Issuer’s poor operating performance and to explore steps to maximize shareholder value.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

CUSIP No. 865646103	13D	Page 4 of 5 Pages

The Reporting Person intends to review his investment in the Issuer on a continuing basis and, to the extent permitted by law, may seek to engage in discussions with other stockholders and/or with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer, including, but not limited to, requesting the Issuer to commence an exploration of various strategic alternatives for maximizing shareholder value, including, among other things, a possible sale, merger, recapitalization, reorganization or other business combination involving the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position, the Reporting Person’s investment strategy, the price levels of the shares of the Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, communicating privately or publicly with other stockholders, the Issuer’s Board of Directors or other persons, purchasing additional shares of the Common Stock or selling some or all of his shares of the Common Stock or engaging in short selling of or any hedging or similar transaction with respect to the shares of Common Stock, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing his intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer.

(a), (b) and (c). As of November 30, 2012, the Reporting Person may be deemed to be the beneficial owner (as such term is defined under Rule 13d-3 under the Exchange Act of 1934, as amended) of 1,020,062 shares of the Common Stock, constituting approximately 5.6% of the outstanding shares of the Common Stock (the percentage of shares owned being based upon 18,126,280 shares of the Common Stock outstanding as of October 31, 2012, as set forth in Issuer’s most recent report on Form 10-Q for the quarter ended September 30, 2012, filed with the Securities and Exchange Commission on November 14, 2012), over which the Reporting Person exercises sole voting and dispositive power on behalf of himself.

The Reporting Person has acquired shares of the Common Stock in open market transactions with brokers during the last 60 days as follows (prices do not include brokerage commissions):

Date	Number of Shares	Price Per Share

November 12, 2012	41,200	$1.32
November 13, 2012	27,700	$1.36
November 14, 2012	542,409	$1.25
November 19, 2012	39,700	$1.47
November 20, 2012	43,400	$1.64
November 21, 2012	307,005	$1.73
November 23, 2012	1,200	$1.60
November 26, 2012	17,448	$1.70

(d) and (e). Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

None.

CUSIP No. 865646103	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: November 30, 2012

/s/ Warren B. Kanders

Warren B. Kanders